Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation
Leesport Bank	Pennsylvania
Essick & Barr Insurance, LLC	Pennsylvania
Madison Financial Advisors, LLC	Pennsylvania
First Leesport Capital Trust I	Delaware
Leesport Capital Trust II	Delaware
Madison Statutory Trust I	Connecticut
Leesport Realty Solutions, LLC	Pennsylvania
Leesport Mortgage Holdings, LLC	Pennsylvania